Filed pursuant to Rule 424(b)(3)
File No. 333-202279
Grant Park Fund July 2016 Update
August 19, 2016

                                                                                                                                                                                                                                                                                              Supplement dated August 19, 2016 to Prospectus dated April 29, 2016
Class	July ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	1.93%	6.86%	$10.53M	$1,167.768
B	1.87%	6.40%	$115.22M	$961.951
Legacy 1	2.12%	8.17%	$1.44M	$905.998
Legacy 2	2.10%	8.00%	$0.62M	$887.961
Global 1	2.18%	9.16%	$25.06M	$892.616
Global 2	2.16%	9.19%	$2.41M	$876.804
Global 3	2.01%	8.15%	$42.43M	$771.830
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  Prices across the global currencies markets were stable throughout the month and the U.S. dollar remained strong.  The British pound, euro, and Australian dollar finished the month essentially unchanged.  The Japanese yen was more volatile, as its value decreased in anticipation of quantitative easing, only to reverse direction after the Bank of Japan unexpectedly declined to announce any additional actions.

Energy:  Crude oil prices continued to fall during the month due to overproduction and abundant supplies and finished the month 14% lower, posting the largest one-month decline in the past year.

Equities:  Equities sectors rebounded from post-Brexit declines during the beginning of July.  The markets moved lower and traded within a narrow range during the middle of the month and then rallied to end the month higher due to corporate earnings reports in the U.S. which generally contained smaller-than-expected declines in quarterly earnings.

Fixed Income:  Fixed income markets also traded in narrow ranges during July as global investors assessed whether the Federal Reserve would raise interest rates in September, the Bank of Japan would expand its accommodative monetary policy, and the Bank of England and the ECB would intervene in the aftermath of the Brexit referendum.

Grains/Foods:  Prices for corn, soybeans, wheat and cocoa fell slightly during July in the absence of any significant information or adverse weather conditions that would significantly impact the supplies of the commodities.

Metals:  Gold, silver and platinum prices moved higher during the month as political unrest in Turkey and the Eurozone sparked a flight to safety.  Uncertainty about the need for and timing of additional quantitative easing initiatives added to demand for precious metals.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended July 31, 2016

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$4,261,312	$18,475,070
Change In Unrealized Income (Loss)	1,080,626	4,773,674
Brokerage Commission	-64,925	-688,781
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-179,840	-1,129,873
Change in Accrued Commission	-5,970	11,244
Net Trading Income (Loss)	5,091,203	21,441,334

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$65,581	$535,126
Interest, Other	44,896	271,271
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	5,201,680	22,247,731

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	447,271	1,046,411
Operating Expenses	42,251	307,189
Organization and Offering Expenses	48,933	355,726
Brokerage Expenses	815,357	6,039,953
Dividend Expenses	0	0
Total Expenses	1,353,812	7,749,279

Net Income (Loss)	$3,847,868	$14,498,452

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$197,387,741	$213,734,838
Additions	36,000	80,950
Net Income (Loss)	3,847,868	14,498,452
Redemptions	-3,568,145	-30,610,776
Balance at July 31, 2016	$197,703,464	$197,703,464

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,167.768	9,016.13127	$10,528,754	1.93%	6.86%
B	$961.951	119,775.96359	$115,218,562	1.87%	6.40%
Legacy 1	$905.998	1,593.33226	$1,443,556	2.12%	8.17%
Legacy 2	$887.961	694.32791	$616,536	2.10%	8.00%
Global 1	$892.616	28,072.28221	$25,057,780	2.18%	9.16%
Global 2	$876.804	2,748.65983	$2,410,037	2.16%	9.19%
Global 3	$771.830	54,970.98336	$42,428,239	2.01%	8.15%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership